Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2021

NEWS RELEASE

Financial Highlights

	1Q 2021 GAAP	1Q 2021 Non-GAAP
• Net sales	$182.4 million (+27% Q/Q, +37% Y/Y)	$182.4 million (+27% Q/Q, +37% Y/Y)
• Gross margin	50.0%	50.7%
• Operating margin	24.3%	26.6%
• Earnings per diluted ADS	$0.98	$1.11

Business Highlights

•	Achieved all-time record quarterly revenue and EPS

•	Sales of SSD and eMMC+UFS controllers both reached record quarterly highs

•	SSD controller sales increased 25% to 30% Q/Q and increased 45% to 50% Y/Y

•	eMMC+UFS controller sales increased 30% to 35% Q/Q and increased 50% to 55% Y/Y

•	SSD solutions sales increased 0% to 5% Q/Q and declined 40% to 45% Y/Y

TAIPEI, Taiwan and MILPITAS, Calif., May 6, 2021 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2021. For the first quarter, net sales (GAAP) increased sequentially to $182.4 million from $143.9 million in fourth quarter 2020. Net income (GAAP) increased to $34.4 million or $0.98 per diluted ADS (GAAP) from net income (GAAP) of $1.4 million or $0.04 per diluted ADS (GAAP) in fourth quarter 2020.

For the first quarter, net income (non-GAAP) increased to $38.7 million or $1.11 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $29.9 million or $0.86 per diluted ADS (non-GAAP) in fourth quarter 2020.

First Quarter 2021 Review

“As we had previously communicated, we are seeing very strong demand for our SSD and eMMC+UFS controllers,” said Wallace Kou, President and CEO of Silicon Motion. “Customer demand was well in excess of our ability to supply as both our foundry supply and inventory on hand are limited.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2021	4Q 2020	1Q 2020	1Q 2021	4Q 2020	1Q 2020
Revenue	$182.4	$143.9	$132.8	$182.4	$143.9	$132.8
Gross profit	$91.3	$66.0	$63.9	$92.4	$71.0	$63.9
Percent of revenue	50.0%	45.9%	48.1%	50.7%	49.3%	48.2%
Operating expenses	$46.9	$65.6	$39.8	$43.9	$39.5	$37.4
Operating income	$44.4	$0.4	$24.1	$48.5	$31.5	$26.6
Percent of revenue	24.3%	0.3%	18.1%	26.6%	21.9%	20.0%
Earnings per diluted ADS	$0.98	$0.04	$0.74	$1.11	$0.86	$0.80

Other Financial Information

(in millions)	1Q 2021	4Q 2020	1Q 2020
Cash, cash equivalents, restricted cash and short-term investments—end of period	$371.0	$369.2	$371.7
Routine capital expenditures	$3.3	$6.4	$6.4
Dividend payments	$12.2	$12.1	$12.3

During the first quarter, we had $3.3 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 26, 2020, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On February 26, 2021, we paid $12.2 million to shareholders as the second installment of our annual dividend.

On November 21, 2018, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24-month period. On October 26, 2020, the Board of Directors of the Company authorized the extension of the expiration of this program to November 21, 2021. Since the start of this program, we have repurchased $84.8 million of our ADSs and $115.2 million remains available for repurchase under the program. There were no share repurchases in the first quarter.

Business Outlook

“With strong support from our business partners, we have secured more foundry supply and are now able to deliver a larger portion of the SSD and eMMC+UFS controllers previously ordered by our customers,” said Wallace Kou, President and CEO of Silicon Motion. “While we now expect to deliver much stronger full-year sales, our ability to fulfill customer demand remains capped by very tight foundry supply availability.”

For the second quarter of 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$192m to $201m +5% to 10% Q/Q	—	$192m to $201m +5% to 10% Q/Q
Gross margin	48.0% to 50.0%	Approximately $0.1m*	48.0% to 50.0%
Operating margin	24.4% to 27.0%	Approximately $2.0m to $3.0m**	26.0% to 28.0%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation
**	Projected operating margin (non-GAAP) excludes $2.0 million to $3.0 million of stock-based compensation.

For the full year 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$782m to $836m +45% to 55% Y/Y	—	$782m to $836m +45% to 55% Y/Y
Gross margin	46.8% to 48.8%	Approximately $1.5m to 1.7m*	47.0% to 49.0%
Operating margin	23.6% to 26.0%	Approximately $17.1m to $19.1m**	26.0% to 28.0%

*	Projected gross margin (non-GAAP) excludes $0.4 million to $0.6 million of stock-based compensation and SSD solutions restructuring $1.1 million.
**	Projected operating margin (non-GAAP) excludes $16.0 million to $18.0 million of stock-based compensation and SSD solutions restructuring $1.1 million.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on May 6, 2021.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4397728

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	4397728

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon product lines and include goodwill impairment expenses, and the write-down of NAND flash and SSD inventory valuation.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Loss on disposal of long-term investments relate to loss from our sale of FCI, our specialty RF IC product line.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2020	2020	2021
	($)	($)	($)
Net Sales	132,769	143,897	182,399
Cost of sales	68,877	77,853	91,140

Gross profit	63,892	66,044	91,259
Operating expenses
Research & development	29,346	37,160	35,982
Sales & marketing	6,493	6,411	6,446
General & administrative	3,959	4,585	4,439
Impairment of goodwill and intangible assets	—	17,489	—

Operating income	24,094	399	44,392
Non-operating income (expense)
Interest income, net	1,732	729	361
Loss on disposal of long-term investments	—	(293)	—
Foreign exchange gain (loss), net	(481)	692	(808)
Others, net	16	117	3

Subtotal	1,267	1,245	(444)

Income before income tax	25,361	1,644	43,948
Income tax expense	(554)	290	9,548

Net income	25,915	1,354	34,400

Earnings per basic ADS	0.74	0.04	0.99
Earnings per diluted ADS	0.74	0.04	0.98
Margin Analysis:
Gross margin	48.1%	45.9%	50.0%
Operating margin	18.1%	0.3%	24.3%
Net margin	19.5%	0.9%	18.9%
Additional Data:
Weighted avg. ADS equivalents	35,020	34,540	34,674
Diluted ADS equivalents	35,246	34,761	34,924

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2020	2020	2021
	($)	($)	($)
Gross profit (GAAP)	63,892	66,044	91,259
Gross margin (GAAP)	48.1%	45.9%	50.0%
Stock-based compensation (A)	38	157	54
SSD solutions restructuring	—	4,772	1,131
Gross profit (non-GAAP)	63,930	70,973	92,444
Gross margin (non-GAAP)	48.2%	49.3%	50.7%
Operating expenses (GAAP)	39,798	65,645	46,867
Stock-based compensation (A)	(2,444)	(8,572)	(2,961)
SSD solutions restructuring	—	(17,613)	—
Operating expenses (non-GAAP)	37,354	39,460	43,906
Operating profit (GAAP)	24,094	399	44,392
Operating margin (GAAP)	18.1%	0.3%	24.3%
Total adjustments to operating profit	2,482	31,114	4,146
Operating profit (non-GAAP)	26,576	31,513	48,538
Operating margin (non-GAAP)	20.0%	21.9%	26.6%
Non-operating income (expense) (GAAP)	1,267	1,245	(444)
Foreign exchange loss (gain), net	481	(692)	808
Loss on disposal of long-term investments	—	293	—
Non-operating income (expense) (non-GAAP)	1,748	846	364
Net income (GAAP)	25,915	1,354	34,400
Total pre-tax impact of non-GAAP adjustments	2,963	30,715	4,954
Income tax impact of non-GAAP adjustments	(524)	(2,152)	(695)
Net income (non-GAAP)	28,354	29,917	38,659
Earnings per diluted ADS (GAAP)	$0.74	$0.04	$0.98
Earnings per diluted ADS (non-GAAP)	$0.80	$0.86	$1.11
Shares used in computing earnings per diluted ADS (GAAP)	35,246	34,761	34,924
Non-GAAP Adjustments	63	219	45
Shares used in computing earnings per diluted ADS (non-GAAP)	35,309	34,980	34,969
(A) Excludes stock-based compensation as follows:
Cost of Sales	38	157	54
Research & development	1,655	6,196	2,056
Sales & marketing	335	933	406
General & administrative	454	1,443	499

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31,	Dec. 31,	Mar. 31,
	2020	2020	2021
	($)	($)	($)
Cash and cash equivalents	344,012	342,961	350,125
Short-term investments	2,673	—	—
Accounts receivable (net)	89,662	115,800	136,244
Inventories	104,133	110,162	113,432
Refundable deposits – current	24,084	24,098	18,693
Prepaid expenses and other current assets	21,939	25,072	25,140

Total current assets	586,503	618,093	643,634
Long-term investments	3,000	5,000	5,000
Property and equipment (net)	100,822	105,496	103,948
Goodwill and intangible assets (net)	17,489	—	—
Other assets	12,110	13,471	10,832

Total assets	719,924	742,060	763,414

Accounts payable	45,778	44,535	44,112
Income tax payable	1,340	6,886	12,817
Accrued expenses and other current liabilities	82,306	107,323	85,533

Total current liabilities	129,424	158,744	142,462
Other liabilities	25,870	25,574	26,193

Total liabilities	155,294	184,318	168,655
Shareholders’ equity	564,630	557,742	594,759

Total liabilities & shareholders’ equity	719,924	742,060	763,414

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2020	2020	2021
	($)	($)	($)
Net income	25,915	1,354	34,400
Depreciation & amortization	3,237	3,640	3,886
Stock-based compensation	2,482	8,729	3,015
Goodwill & intangible assets impairment	—	17,489	—
Investment impairment, losses & disposals	(14)	260	203
Changes in operating assets and liabilities	7,990	(9,823)	(24,132)
Others	—	79	—

Net cash provided by operating activities	39,610	21,728	17,372

Purchase of property & equipment	(6,396)	(6,397)	(3,330)

Net cash used in investing activities	(6,396)	(6,397)	(3,330)

Dividend payments	(12,278)	(12,065)	(12,199)

Net cash used in financing activities	(12,278)	(12,065)	(12,199)

Net increase in cash, cash equivalents & restricted cash	20,936	3,266	1,843
Effect of foreign exchange changes	(114)	(472)	(86)
Cash, cash equivalents & restricted cash—beginning of period	348,253	366,417	369,211

Cash, cash equivalents & restricted cash—end of period	369,075	369,211	370,968

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2021 and full year 2021 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at the time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2021 and full year 2021. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 12, 2020, and our Annual Report on 20-F for fiscal year 2020, which we expect to file no later than May 15, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com